Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

September 9, 2013

VIA EDGAR

Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Altisource Residential Corporation

Amendment No. 1 to Registration Statement on

Form S-11 (File No. 333-190205)

Dear Mr. Kluck:

On behalf of our client, Altisource Residential Corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on July 26, 2013.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 12, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the Staff’s convenience, the Company has restated in this letter each of the Comments in the Comment Letter. Each of the numbered paragraphs below corresponds to the numbered Comment in the Comment Letter and includes the caption used in the Comment Letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Amendment. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the Amendment.

General

1.	In your next amended filing, please identify the lead underwriter or provide us with a full explanation of why the information cannot be included. Please note that, based upon the facts of your response, we may defer further review of the filing. To the extent applicable, also revise your disclosure in the underwriting section, starting on page 128, to identify each underwriter which has a material relationship with you and state the nature of the relationship.

The Company has identified the lead underwriter for the proposed offering and has revised the disclosure on the cover page and on pages 7, 42, 70, 107, 130 and 131 in response to the Staff’s Comment.

Tom Kluck

Securities and Exchange Commission

September 9, 2013

2.	Prior to effectiveness, please file on EDGAR the FINRA no objection letter or have a FINRA staff member call us to confirm FINRA clearance.

The Company acknowledges the Staff’s comment and confirms that, prior to effectiveness, it will either file the FINRA no objection letter on EDGAR or have a FINRA staff member call the Staff to confirm FINRA clearance.

3.	We note that you have not provided the interactive data required by Item 601(b)(101) of Regulation S-K. Please provide the interactive data when you include the pricing information.

The Company has included the interactive data files required by Item 601(b)(101) with the Amendment.

Signatures, page II-4

4.	Please revise to include the signature of your controller or principal accounting officer. Refer to Instruction 1 to the Signatures page on Form S-11.

The Company has clarified on page II-4 that its Principal Financial Officer is also its Principal Accounting Officer.

***************

Please telephone the undersigned at (212) 310-8870 if you have any questions or need additional information.

Sincerely,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:

Ashish Pandey

Stephen H. Gray

Altisource Residential Corporation

c/o Altisource Asset Management Corporation

402 Strand Street

Frederiksted, United States Virgin Islands 00840-3531

Folake Ayoola

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Tom Kluck

Securities and Exchange Commission

September 9, 2013

Myles Pollin

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019